Exhibit 99.1

Abaxx recaps Q4 2021 activities and updates milestones for Q1 2022

TORONTO, Feb. 01, 2022 -- Abaxx Technologies Inc., (NEO: ABXX) (OTCQX: ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), and producer of the SmarterMarkets™ Podcast, updates shareholders on the progress of the Company’s business plan and anticipated milestone road map for Q1 2022.

Highlights:

●	Abaxx Technologies ID++ Verifier product in commercial alpha phase

●	Abaxx Exchange Trading Client phase 1 technology in commercial alpha testing phase

●	Abaxx Exchange planning official launch timeline in preparation with prospective clearing members, subject to clearing member onboarding, and final regulatory approvals

●	Base Carbon Corp. completed Q4 $50M pre-listing equity financing with co-bookrunners Bank of Montreal and Raymond James, prepares for Q1 2022 listing, subject to exchange and all regulatory approvals

●	Abaxx preparing plans for a dividend distribution of a portion of its holdings in Base Carbon shares to Abaxx shareholders in advance of Base Carbon listing debut, subject to all appropriate regulatory, exchange, corporate, and other approvals

●	SmarterMarkets™ Media starts 2022 with a 3-part series: What are Smarter Markets? followed by an Industry Primer Series on the Voluntary Carbon Markets in February

Dear Shareholders,

We closed Q4 2021 with further development of our technology suite and Abaxx Exchange pre-alpha tests of integrations and core features related to agreement handling, proprietary login using ID++, and bilateral trade functionality.

In addition to digital product development, our team has been identifying new business models to support the commercialization of the Abaxx Tech self-sovereign identity protocol (ID++) and demonstrate use cases for redefining global commodity markets, including more trustworthy measurement, reporting, and verification in the Voluntary Carbon Markets as part of the partnership with Base Carbon Corp.

At the core of our company is our belief in building Smarter Markets: a vision for technology to redesign and improve capital markets to meet society’s biggest challenges, including cleaner energy growth, and a transition to a more sustainable balance of profitable commodity production while minimizing environmental risks and externalities.

The company will plan to hold an investor webinar in mid-February, to be announced separately, where shareholders and interested stakeholders may ask questions directly to company executives.

Abaxx Technology Suite

During Q4 2021, we made great strides towards the final phases of launching new markets, with technology integrations and commercial engagement activities proceeding according to the business plan. Pre-alpha testing completed in Q4 further informed use cases, features, client utility, and the applicability of Abaxx Verifier, in addition to bilateral trade tools, messaging, and digital document contract and signature handling.

Abaxx plans to initially commercialize the Abaxx Technologies software suite bundled together with the launch of the Abaxx Exchange derivative trading platform, forgoing our previous 2-phase roll out in favor of a more advanced product suite-integration for the LNG trading industry. Importantly, the software suite includes new tools for the LNG industry to calculate and bundle voluntary carbon offsets in bilateral or derivative exchange-for-physical (EFP) trades, as well as blockchain time-stamped and documented ESG data capture.

Abaxx Exchange Product Developments

The launch of the Abaxx Exchange remains in process pending the satisfaction of the regulatory conditions listed in the Approval In Principle (AIP) letters. Abaxx Exchange has received regulatory AIP, as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”), on September 7, 2020, and August 25, 2021, respectively. The precise launch milestones for the futures product offerings are without significant technical updates at the time of this release. The Company is continuing its engagement with regulators regarding timelines for final regulatory license approvals in coordination with clearinghouse finalization and technical integration with launch members.

The Company is executing ongoing testing of trade cycles for non-cleared services using the Company’s front end software applications. Testing the pre-alpha version in Q4 was successful and is advancing to alpha test groups in Q1 2022. Successful Q4 2021 tests of the core pre-alpha features included: user testing of proprietary self-sovereign identity, credentialed-user login built on ID++, secure upload/management of test agreements, and tests of two-party bilateral trades linked to the GreenHouse Gas (GHG) Protocol. The rollout and beta launch of features and functionality that are core to the exchange user experience design may precede the futures products and accelerate LNG client activity. Concurrently, commercialization and launch plans remain in planning status in Q1. The objective of the beta testing phase is to identify and quantify key performance indicators of the Abaxx tools and functionality relative to the clients’ operational trading procedures.

Abaxx Exchange is sponsoring and will be participating in panels at the Financial Times Commodities Global Summit in Lausanne Switzerland in March. Details of the event can be found at: https://commodities.live.ft.com/home

Base Carbon Update and Share Distribution Plan

In December 2021, Base Carbon completed a $50M CAD pre-listing financing brokered by BMO Capital Markets, Raymond James, Cormark Securities and Canaccord Genuity. Subject to all regulatory approvals, the company is proceeding with its previously announced plan for a Reverse Take-Over (RTO) listing onto the NEO Stock Exchange in Canada.

Use of proceeds includes the execution and allocation capital to initial voluntary carbon emission reduction project investments. The investment pipeline is focused on nature-based carbon credit projects in reforestation, and large-scale distribution of carbon efficient cookstoves.

Abaxx is working with legal advisers and is planning a dividend distribution of a portion of its non-escrowed holdings of Base Carbon shares to Abaxx shareholders of record, tentatively ahead of the Base Carbon listing, and subject to all regulatory, exchange, corporate and legal approvals. The Company anticipates a plan to distribute as a dividend, Base Carbon shares on a minimum 1 for 15 basis, (Abaxx shareholders may receive one share of Base Carbon for every full fifteen shares held in Abaxx). The dividend distribution is still subject to all regulatory, exchange, and corporate approval and Abaxx anticipates announcing details and a shareholder of record date contemporaneously with the conditional listing approval for Base Carbon.

Abaxx and Base Carbon investee AirCarbon Exchange is proud to have been recognized as the Best Carbon Exchange in Environmental Finance’s prestigious Voluntary Carbon Market Rankings 2021 - the largest and most closely watched survey of the world’s Voluntary Carbon market. In addition, UN Climate Change has begun a new partnership with the AirCarbon Exchange to promote carbon offsetting via emission reductions certified by the secretariat of the UN Framework Convention on Climate Change (UNFCCC).

Base Carbon will begin corporate press releases over the next few weeks.

SmarterMarkets™ Media

Our podcast has fostered a community around our mission to build smarter markets for the energy transition. With each episode, we continue to inform listeners on the economic, political and technological challenges facing commodity markets and encourage open dialogue on ideas for how to solve them. The subject matter espoused by esteemed guests affirmed the need for the products and tools Abaxx is building for global commodity markets. We are experiencing continued organic growth in brand awareness and advocacy through this channel.

To start the new year, we began the next series on “What are SmarterMarkets?” with renowned commodity market thinkers including Jeff Currie, Josh Crumb, and Erik Townsend, hosted by Grant Williams. To coincide with the launch of Base Carbon on the NEO Stock Exchange anticipated this coming February, the podcast is beginning a new series on February 5th, hosted by Abaxx Chief Economist David Greely on “Demystifying Carbon Markets”.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information, please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

About Base Carbon

Base (for the Benefit of Air, Sea, Earth) Carbon is a globally diversified asset development firm in the business of sourcing, developing and financing carbon credits. The firm’s mandate is to be the preferred project partner for financing, access to markets and technology. Base intends to deploy capital across the carbon ecosystem in a risk-adjusted manner as carbon markets evolve with heightened societal awareness coupled with increased industry and consumer demand for carbon offsetting. Base management and directors have decades of experience in financial structuring, technology development, capital markets, environmental and carbon markets.

For more information, please visit basecarbon.com

Media and investor inquiries:

Abaxx Technologies Inc.

Paris Golab, Head of Investor Relations

Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx, or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, Abaxx’ objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any time except as required in accordance with applicable laws. The NEO Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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